June 6, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ada D. Sarmento

Re:	Revised Request for Acceleration
VBI Vaccines Inc. - Registration Statement on Form S-3 (File No. 333-217995)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), VBI Vaccines Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-217995) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:15 P.M., Washington, D.C. time, on June 8, 2017, or as soon thereafter as practicable. The Company requests that it be notified of such effectiveness by a telephone call to Kevin Friedmann at (310) 312-3106, or in his absence, Blake Baron at (917) 546-7709.

This request supersedes the Company’s request for acceleration previously submitted to the United States Securities and Exchange Commission on June 5, 2017.

Sincerely,

VBI VACCINES INC.

By:	/s/ Jeff Baxter
Jeff Baxter, Chief Executive Officer